Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                 October 2, 2000

                                                                   PRESS RELEASE


                                                                 October 2, 2000








                                     VIVENDI
                    Financial results for first half of 2000


                             ----------------------


          COMPLETION OF REFOCUSING AND EXCELLENT OPERATING PERFORMANCES

                        CORPORATE GOVERNANCE STRENGTHENED

              RESOLUTIONS ADOPTED FOR CREATION OF VIVENDI UNIVERSAL



-------------------------------------------------------------------------------------------
|                                                                                         |
|-  Net sales                   19.4bn euros  internal growth of 16%                      |
|                                                                                         |
|-  EBITDA                      2.6bn euros   +44% applying consistent accounting rules,  |
|                                             of which 113% increase for communications   |
|                                                                                         |
|-  EBIT                        1.2bn euros   +38% applying consistent accounting rules,  |
|                                             of which 102% increase for communications   |
|                                                                                         |
|-  Net income before           1.6bn euros   +70%                                        |
|   goodwill amortization                                                                 |
|                                                                                         |
|-  Net earnings before         2.74 euros    +40%, despite increased number of shares    |
|   goodwill per share                                                                    |
|                                                                                         |
|-  Net income after            1.4bn euros   +67% and equivalent to total for            |
|   goodwill amortization                     full-year 1999                              |
|                                                                                         |
-------------------------------------------------------------------------------------------

The Board of Directors, chaired by Jean-Marie Messier, met on October 2 to examine the half-year financial statements of the Vivendi group.


For the first half of 2000, a certain number of changes were made to accounting rules in order to align them with international standards. The main changes are to include Cegetel's subscriber acquisition costs as expenses, and to convert income and losses at the average exchange rate for the period.




I    NET SALES
     ---------

For the first six months of 2000, Vivendi generated net sales of 19.4 billion euros compared with 18.1 billion euros(1) for first-half 1999, representing growth of 7.4%. This amount takes into account the disposals of Vinci and Nexity with effect from January 1, 2000. It also includes a full six months' impact from the major acquisitions made in 1999, notably US Filter and Canal+.

Internal growth came to 15.6% and the impact of exchange rate variations was 2.9%.

THE COMMUNICATIONS AND ENVIRONMENTAL SERVICES BUSINESSES ACCOUNTED FOR 18.6 BILLION EUROS, AN INCREASE OF 46% WHICH INCLUDES INTERNAL GROWTH OF OVER 15%. NET SALES OUTSIDE FRANCE ROSE 74% TO 8.6 BILLION EUROS.


COMMUNICATIONS
--------------

In telecommunications, growth was mainly attributable to Cegetel's business in France, which increased 29.4% on a like-to-like basis and at constant exchange rates. SFR's market share remained stable at 36.5% of gross acquisitions of new customers. At 54%, the proportion of subscribers is above expectations, which will result in higher future revenues and margins. With 8.5 million customers, numbers increased 64% compared with June 30, 1999. Average revenue per user decreased by 1 euro per month for subscribers and 4 euros per month for pre-paid. The monthly churn rate was halved over the period, while customer satisfaction indicators improved considerably. For the fixed-line business, net sales rose 35% despite a strong reduction in tariffs. The increase was due to an excellent sales performance, with half of residential customers and two of every three professional customers who leave France Telecom choosing Cegetel's services.

Audiovisual activities, which consist essentially of Canal +, had net sales of 2 billion euros. Canal+ (not consolidated for the first half of 1999) generated
1.9 billion euros, representing a year-on-year rise of 19.5%. The growth is mainly attributable to an increase in subscriptions of 14%, due most notably to a 33% rise in Italy and 23% in France for CanalSatellite.

The media sector, which is principally Havas, reached net sales of 1.6 billion euros, a 6% increase excluding the impact of the sale of the Avenir group at June 30, 1999. Multimedia business grew more than 20% to 260 million euros and net sales from publishing rose 4.2% to 1.2 billion euros. Outside France, with net sales of 0.7 billion euros, internal growth was 14.3% and was mainly attributable to Havas Interactive's recent developments.



--------
1 Published net sales have been adjusted, applying the accounting rule of conversion at average exchange rate.

ENVIRONMENTAL SERVICES
----------------------

Environmental services businesses contributed net sales of 12.5 billion euros. Overall growth of 38.5% includes internal growth of around 14%.


BREAKDOWN BY GEOGRAPHIC AREA

NET SALES OUTSIDE FRANCE totalled 9.4 billion euros, a 36.7% increase of which internal growth accounts for 19.6%. Business outside France now represents 48% of Vivendi's total net sales.

The amount generated in European countries other than France came to 4.9 billion euros, or more than half of the group's net sales outside France. Growth in this region was close to 50% compared with the first six months of 1999, mainly as the result of contracts to manage Berlin's water services and the Stockholm metro, as well as the consolidation of Canal+'s business in Italy for the full period.

In the US, net sales reached 3.7 billion euros for the period, a 13.2% increase on a like-to-like basis and at constant exchange rates.




II   EBITDA and EBIT


Earnings before interest, tax, depreciation and amortization (EBITDA) are as follows:


--------------------------------------------------------------------------------
(in millions of euros)           June 30,          June 30, 1999        %      June 30,
                                     2000    Applying consistent                  1999,
                                                accounting rules              published
--------------------------------------------------------------------------------
 Telecommunications                 602.7                  354.2      +70.1       569.0
Internet                           (59.9)                 (28.6)         NA      (28.6)
 Media                              170.3                  113.0      +50.7       113.0
  Audiovisual activities            232.7                    4.6         NA         4.6
        COMMUNICATIONS              945.8                  443.2     +113.4       658.0
        --------------
        ENVIRONMENTAL SERVICES    1,638.2                1,219.6      +34.3     1,235.5
        ----------------------
        HOLDING CO. & NON-CORE       53.0                  168.3      -68.5       174.1
--------------------------------------------------------------------------------
 TOTAL                            2,637.0                1,831.1      +44.0     2,067.5
--------------------------------------------------------------------------------


The break down of earnings before interest and tax (EBIT) by business sector is as follows:

--------------------------------------------------------------------------------
(in millions of euros)          June 30,           June 30, 1999          %    June 30,
                              2000           applying consistent                  1999,
                                                accounting rules              published
--------------------------------------------------------------------------------
Telecommunications                  280.7                  102.8       x2.7       132.3
Internet                           (71.5)                 (38.1)         NA      (38.1)
Media                               116.3                   98.2      +18.5        96.7
Audiovisual activities                1.5                  (1.3)         NA       (1.2)
     COMMUNICATIONS                 327.0                  161.6     +102.0       189.7
     --------------
     ENVIRONMENTAL SERVICES         866.7                  632.6      +37.0       641.1
     ----------------------
     HOLDING CO. & NON-CORE        (33.9)                   45.8         NA        49.5
--------------------------------------------------------------------------------
TOTAL                             1,159.8                  840.0       38.1       880.3
--------------------------------------------------------------------------------


COMMUNICATIONS
--------------

Excluding Internet services, the group's EBITDA from communications was slightly over 1 billion euros. The increase was 113% overall, and 60% on a like-to-like basis and at constant exchange rates. EBIT doubled to around 400 million euros excluding Internet services, a 72% increase like to like and at constant exchange rates.

For telecommunications, EBITDA increased 70% to 603 million euros. The increase was 66% like-to-like and at constant exchange rates. EBIT almost tripled to reach 281 million euros.

        - For SFR, the 36% increase in EBITDA to 605 million euros is attributable to a 1.5% increase in the margin on net sales. The EBIT margin improved 2%, in spite of highly competitive market conditions in France (subscriber acquisition costs remain much higher than in the rest of Europe, even though they were considerably reduced in the second quarter).

        - For the fixed-line business - "Le 7" and Cegetel Entreprises - the loss before interest, tax, depreciation and amortization was divided by 2.5 to 38 million euros and the loss before interest and tax was halved to 64 million euros. If the financial performance of the TD network (accounted for by the equity method) is integrated, Cegetel's fixed-line business reached break-even in terms of EBITDA during first-half 2000, only two and a half years after its launch.

        - Vivendi Telecom International continued to expand in Hungary and now contributes 12.8 million euros to EBIT.

In publishing (Havas), EBITDA reached 170 million euros and EBIT was 116 million euros, representing respective increases of 59% and 28% like-to-like and at constant exchange rates. Havas thus met the ambitious targets for improving margins that were set two years ago. In particular, within the consumer division, Havas Interactive performed well: this reflects the successful integration of the former Cendant Software in California and strong growth in educational activities, mainly because of the launch of new multimedia products and international expansion.

For Canal+, overall operating performances were in line with budgets, and noticeably for the first time in Italy.

The losses of the Internet activities, at 60 million euros before interest, tax, depreciation and amortization, and 72 million euros before interest and tax, were also in line with budgets. They are mainly attributable to the costs of launching new sites and portals. The excellent progress of Flipside.com deserves underlining. It is now the world's leading game site, with particularly good results in terms of "stickiness". Many other sites, such as the Cadres On Line recruitment site and the Bonjour small ads, have become market leaders in their segment in France. Education.com is now in the beta-test stage. The success of Viventures' investments is otherwise being confirmed.


ENVIRONMENTAL SERVICES
----------------------

EBITDA rose 34% to 1,638 million euros and EBIT increased 37% to 867 million euros for the environmental services.

Growth resulted mainly from the impact of 1999 acquisitions. There was a full six months of business from US Filter in the water sector, and, in waste management, from Superior Services and the assets bought from Waste Management, as well as acquisitions made during the first half of 2000.

On a like-to-like basis and at constant exchange rates, EBIT increased over 10%.

III  NET FINANCIAL RESULT
     --------------------

The net financial loss of 209 million euros is mainly due to the increased net cost of financing (626.4 million euros). It includes the impact over the full period of the US Filter acquisition, compared with the impact over just two months for the previous year, as well as that of the second half 1999 acquisitions (Superior Services, Elektrim, etc.). The average interest rate for the group was 5.14% against 5.31% for the first half of 1999 (and 5.13% for full-year 1999).




IV   NET EXCEPTIONAL INCOME AND TAXES
     --------------------------------

This item includes principally 1.9 billion euros from the pre-tax result of first-half asset disposals and dilution profits, notably:

   -  the dilution profit from BskyB,
   -  the impact of the partial sale of the shareholding in Vinci,
   -  the sale of 21 of Sithe's power plants in the US,
   - the disposal of CanalSatellite and Multithematiques following agreements with the Lagardere group.

The other main component is income tax of 0.7 billion euros. This amount was well up on the previous year's payment because of capital gains from disposals.




V    NET INCOME
     ----------

Net income before goodwill amortization totalled 1,641 million euros, a 70% increase. Pre-goodwill net earnings per share are up 40% to 2.74 euros.

Net income after goodwill amortization of 252 million euros was 1.4 billion euros, compared with 847 million euros for the first half of 1999 (applying consistent accounting rules). This amount represents a 67% increase and is equivalent to the total for the whole of 1999.

Included is the share in net losses of companies accounted for by the equity method (102 million euros), made up principally of the holdings in British Sky Broadcasting and Elektrim.




VI   FINANCING
     ---------

Gross cash flow from operations, which includes net gains on disposals of fixed assets, increased 81% to 3.8 billion euros. Net cash flow was 1.8 billion euros.

The group's net debt was 21.7 billion euros at June 30, 2000. This amount does not take into account a number of events initiated by that date but not completed, including the flotation of Vivendi Environnement, the Dalkia/EDF agreement, the disposal of Kinetics and the partial disposal and deconsolidation of Sithe.

On a pro forma basis taking into account these elements, net debt at June 30 was
14.5 billion euros, with 13.3 billion euros related to environmental services.

Total shareholders' equity at the same date came to 16 billion euros. It should be noted that reconciliation of the group's accounts to US GAAP shows an increase of 6 billion euros in the value of shareholders' equity at December 31, 1999 compared with the accounts published under French GAAP.




VII  OUTLOOK FOR FULL-YEAR 2000
     --------------------------

The improvements in the group's operating performances are expected to continue, or even accelerate, in the second half.

In communications, the full-year growth in EBITDA is therefore expected to be considerably higher than the 60% recorded in the first half.

In environmental services, the increase in EBIT is expected to reach 15% for the full year on a like-to-like consolidation scope.




VIII CORPORATE GOVERNANCE
     --------------------

In view of the upcoming completion of the merger with Canal+ and Seagram, Vivendi's board has adopted several additional measures related to the group's rules of corporate governance. Beyond the board's enhanced international profile, with a total of eight non-French directors post creation of Vivendi Universal, these measures are as follows:
        - eliminating double voting rights;
        - eliminating resolutions allowing for capital increases during a public offering;
        - reducing the period during which shares are locked up in custody in order to vote at shareholders' meetings from five days to one day, as the current time period represents a serious obstacle to some international investors;
        - making voting forms and explanatory notes available on the group's financial Internet site;
        - the principle of issuing quarterly financial statements from January 1, 2001;
        - moving swiftly to the direct preparation of financial statements under US GAAP, probably with effect from the end of the first fiscal year of Vivendi Universal in 2001.

These measures are a response to the most frequent remarks made by international investors about continental European firms. They aim to move the group's rules of corporate governance toward an international set of standards adapted to inter-continental mergers and to facilitate the real participation in the Shareholder's Meetings.




IX   SHAREHOLDERS' MEETINGS REQUIRED FOR THE CREATION OF VIVENDI UNIVERSAL
     ---------------------------------------------------------------------

The board has approved the resolutions that will be proposed at Vivendi's extraordinary shareholders' meeting for the merger with Canal+ and Seagram, which will lead to the creation of Vivendi Universal, a future major player worldwide in communications.

The invitation to this shareholders' meeting will be issued shortly at the initiative of the chairman of Vivendi and on behalf of the board, depending on the final decisions awaited on competition regulations and approval by the SEC of documents detailing the offering. The group is confident that the shareholders' meeting will be held by the end of November.

      This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increase competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.